Andrew Lloyd Work History

Andrew began working for George P. Johnson as a Summer Intern in 2014 thru 2016, then as a full-time employee from June 2017 to July 2018. He supported major events like Dreamforce, Cisco Live, Oracle Openworld, Netsuite Suiteworld.

He began as a contract employee with the AUDL in October 2018 thru September 2020, responsible for Finance, Accounting, Operations, HR, and Referees. Along with other company executives, Andrew became a full-time employee of the AUDL on October 1, 2020.

He started Andrew Lloyd Services, LLC in April, 2020.